UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: August 31, 2015
Estimated average burden
FORM 12b-25	hours per response. . .2.50

NOTIFICATION OF LATE FILING	0-15452
68230M100

(Check One): [  ]Form 10-K [  ]Form 20-F [  ] Form 11-K [X]Form 10-Q [  ]Form N-SAR [  ]Form N-CSR

For Period Ended: _February 28, 2014______________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Oncologix Tech, Inc.________________________________________________________________________ Full Name of Registrant
BestNet Communications Corp. and Wavetech International, Inc._____________________________________________ Former Name if Applicable
P.O. Box 8832 ______________________________________________________ Address of Principal Executive Office (Street and Number)
Grand Rapids, MI 49518-8832__________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Oncologix Tech, Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the three months ended February 28, 2014. Due to the Company’s recent acquisition of Amian Health Services. The Company and its independent accounting firm needed additional time to complete the review of the 10Q due to the delay in the filing of our 10K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K no later than the fifth calendar day following the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael A. Kramarz (Name)	(616) (Area Code)	977-9933 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________Oncologix Tech Inc.________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 14, 2014	By:	/s/Michael A. Kramarz

Michael A. Kramarz, Chief Financial Officer